Exhibit 4.4
SERVICE CONTRACT
Date :          day of                      2009
Name:
Address:
Dear                     ,
Appointment of Officer
We hereby write to confirm the terms of your service contract as an officer (title) of Semiconductor Manufacturing International Corporation (the “Company”):-
1.	Your appointment is subject to the provisions of the Company’s Memorandum and Articles of Association.

2.	You shall perform such functions and exercise such powers as are appropriate to your position as of the Company.

3.
You shall comply with all laws applicable to the Company including, without prejudice to the generality of the foregoing, all laws and regulations from time to time in force with respect to confidentiality, dealings in shares and notifications required to be made by an officer of the Company and/or any other regulatory body. In addition, you will observe, and use your best endeavours to procure that the Company observe, the rules and regulations of The Stock Exchange of Hong Kong Limited (the “Hong Kong Listing Rules”) and the Hong Kong Codes on Takeovers and Mergers and Share Repurchases as amended from time to time.

4.
Your appointment hereunder shall terminate on the earlier of (i) your ceasing to be an officer for any reason pursuant to the Company’s Memorandum and Articles of Association or any other applicable law or regulations; and (ii) the service of a one-month written notice by the Company or yourself to the other.

5.
Under Article 157 of the Company’s Articles of Association, the Board may authorize the Company to purchase and maintain insurance coverage in respect of legal action against its directors and officers. In this regard, the Company has obtained directors’ and officers’ liability insurance (“D&O Insurance”) for the directors and officers of the Company. In addition, the Company agrees to indemnify you to the fullest extent permitted by the General Corporation Law of the State of Delaware or any Federal statute, law rule or regulation imposed on the parties by a Delaware court of law, in each case to the extent not inconsistent with the laws of the Cayman Islands or the Hong Kong Listing Rules from any and all costs, charges, expenses, liabilities, losses, (including attorneys’ fees and expenses and all other costs, expenses and obligations (including any travel related expenses) (“Expenses”) incurred in connection with any threatened, pending or completed action, suit, proceeding or alternative dispute resolution mechanism, or any hearing, inquiry or investigation that you in good faith believe might lead to the institution of any such action, suit, proceeding or alternative dispute resolution mechanism, whether civil, criminal, administrative, investigative or other (“Claims”) by you by reason (in whole or in part) of the fact that you are or were an officer of the Company unless (i) the Claims were initiated or brought voluntarily by you (other than actions or proceedings brought to establish or enforce a right to indemnification under this Agreement or any other agreement or insurance policy or under the Company’s Memorandum and Articles of Association now or hereafter in effect), or (ii) if a court of competent jurisdiction in a final non-appealable decision determines that you have not acted in good faith or determines that you were wilfully or grossly negligent; provided that any claim under this agreement shall, to the extent also covered by any D&O Insurance effected by the Company, first be paid out of such D&O Insurance. The Company currently intends to maintain the D&O Insurance to the extent permitted under applicable laws, rules and regulations. The Company shall advance all Expenses incurred by you as soon as practicable after written demand by you therefore to the Company; provided that (i) in the event the Company shall be obligated hereunder to pay the Expenses of any Claim, the Company shall be entitled to assume the defense of such Claim with counsel approved by you, which approval shall not be unreasonably withheld, and (ii) you shall repay any such advanced Expenses in the event a court of competent jurisdiction in a final non-appealable decision determines that you have engaged in acts, omissions or transaction for which you are prohibited from receiving indemnification under this Agreement or under applicable law. In respect of any legal action relating to intellectual properties, the Board may authorize and delegate to the Chief Executive Officer and/or other executive officers of the Company to handle.

This agreement supersedes all previous indemnification agreement between the same parties hereto.
The terms of this letter shall be governed by and construed in accordance with the laws of the Hong Kong Special Administrative Region of the People’s Republic of China.
Please sign and return the duplicate copy of this letter to indicate your acceptance of the terms set out herein.
Yours sincerely
For and on behalf of
Semiconductor Manufacturing International Corporation

Name:	Name:
Director	Company Secretary
I, the undersigned, hereby accept the terms of my appointment as set out above.

Signed :		Date :

Name: